EXHIBIT 99.4

New appointment of audit officer

Date of events:2017/08/08

Contents:

1.Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel(CEO, COO, CMO, CSO, etc.),financial officer, accounting officer, research and development officer, or internal audit officer):audit officer

2.Date of occurrence of the change:2017/08/08

3.Name, title, and resume of the replaced person: Dow-Hong Leu, the Chief Audit Executive of the company, former Vice President of Enterprise Business Group, Master’s degree in Electronics from Chiao Tung University.

4.Name, title, and resume of the replacement: Fu-Kuei Chung, Chairman of Taiwan International Standard Electronic Co., Ltd. and former President of Northern Taiwan Business Group, Chunghwa Telecom, Master’s degree in Information Management from National Taiwan University.

5.Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement” ):retirement

6.Reason for the change: retirement

7.Effective date:2017/09/30

8.Any other matters that need to be specified:None